SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO §240.13d-1(a) AND AMENDMENTS THERETO FILED

 PURSUANT TO §240.13d-2(a)

(Amendment No. 15)*

The Charles Schwab Corporation
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
808513-10-5

(CUSIP Number)

Lawrence B. Rabkin, Esq.

Teresa L. Johnson, Esq.
Arnold & Porter LLP
Three Embarcadero Center, Seventh Floor
San Francisco, CA 94111-4024
(415) 471-3100

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 27, 2012
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 808513-10-5	13D	Page 2 of 7 Pages

1.	Names of Reporting Persons	CHARLES R. SCHWAB
2.		Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐
			(b) ☐
3.		SEC Use Only
4.		Source of Funds (See Instructions)
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐
6.		Citizenship or Place of Organization	United States of America
Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power	31,220,383

	8.	Shared Voting Power	150,065,795

	9.	Sole Dispositive Power	31,220,383

	10.	Shared Dispositive Power	150,065,795

11.		Aggregate Amount Beneficially Owned by Each Reporting Person	181,286,178
12.		Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions)	☐
13.		Percent of Class Represented by Amount in Row 11	14.2%
14.		Type of Reporting Person (See Instructions)	IN

* Shares reported on this cover page are as of January 3, 2013.

CUSIP No. 808513-10-5	13D	Page 3 of 7 Pages

Item 1.   Security and Issuer.

This Amendment No. 15 to Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.01 per share (“Common Stock”), of The Charles Schwab Corporation (the “Issuer”).

The address of the principal executive office of the Issuer is:

The Charles Schwab Corporation

211 Main Street

San Francisco, California  94105

Item 2.   Identity and Background.

(a)     Mr. Charles R. Schwab

(b)     The Charles Schwab Corporation
211 Main Street
San Francisco, California  94105

(c)     Chairman and Director
The Charles Schwab Corporation
211 Main Street
San Francisco, California  94105

(d)     Inapplicable

(e)     Inapplicable

(f)     United States of America

Item 3.   Source and Amount of Funds or Other Consideration.

Inapplicable

Item 4. Purpose of Transaction.

The shares of Common Stock are held for personal investment, except as noted in Item 5 below.

Item 5.   Interest in Securities of the Issuer.

(a)    181,286,178 shares of Common Stock (including 1,904,002 shares which may be acquired within 60 days upon exercise of options) reported as of January 3, 2013 represent (for the purposes of this Schedule 13D) approximately 14.2% of the Common Stock outstanding.

CUSIP No. 808513-10-5	13D	Page 4 of 7 Pages

(b)    The 181,286,178 shares of Common Stock referred to in Item 5(a) above consist of: (i) 31,220,383 shares of Common Stock as to which Mr. Schwab has sole voting and dispositive power (including 1,904,002 shares which may be acquired within 60 days upon exercise of options; 2,931,381 shares held directly by Mr. Schwab; and 26,385,000 shares held by certain trusts for which Mr. Schwab acts as trustee); and (ii) 150,065,795 shares of Common Stock as to which Mr. Schwab has shared voting and dispositive power (including 93,502,412 shares held by Mr. and Mrs. Schwab as trustees of The Charles & Helen Schwab Living Trust; 38,537,941 shares held by HOS Investments LP, a limited partnership organized and existing under the laws of the State of Delaware as to which Mr. and Mrs. Schwab are two of three members with shared voting and dispositive power; 5,601,465 shares held by Mrs. Schwab; 10,350,065 shares held by the Charles & Helen Schwab Foundation, a nonprofit public benefit corporation as to which Mr. and Mrs. Schwab, as two of four directors, have shared voting and dispositive power but disclaim beneficial ownership; 6,000 shares held in the Kevin P. O’Neill Children’s Trust for which Mr. Schwab acts as trustee but disclaims beneficial ownership; 44,025 shares held by 188 Corp., a corporation incorporated under the laws of the State of California as to which Mr. and Mrs. Schwab are directors with shared voting and dispositive power; and 2,023,887 shares held by investment companies managed by a wholly-owned subsidiary of the Issuer, over which Mr. Schwab may be deemed to have shared voting and dispositive power and for which he disclaims beneficial ownership).

(c)     The following transactions in Common Stock were effected in the sixty days prior to the filing of this Schedule 13D:

Date of Transaction	Amount of Securities Involved	Nature of Transaction	Price Per Share	Where and How Effected
11/9/2012	500,000	Sale	$13.1811 [1]	Open Market
11/9/2012	105,000	Disposition	N/A	Gift by Spouse
11/12/2012	500,000	Sale	$12.9632 [2]	Open Market
11/13/2012	500,000	Sale	$12.8467 [3]	Open Market
11/16/2012	1,225,000	Disposition	N/A	Gift by Schwab Living Trust
11/28/2012	66,000	Disposition	N/A	Gift by Schwab Living Trust
12/27/2012	1,850,000	Disposition	N/A	Gift by Schwab Living Trust

(d)    No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Mr. Schwab, except for the Charles & Helen Schwab Foundation, HOS Investments LP and a wholly-owned subsidiary of the Issuer, as noted in Item 5(b) above.

(e)     Inapplicable

[1] This transaction was executed in multiple trades at prices ranging from $13.05 to $13.31.  The price reported reflects the weighted average sale price.  Mr. Schwab hereby undertakes to provide upon request to the SEC staff full information regarding the number of shares and prices at which the transaction was effected.

[2] This transaction was executed in multiple trades at prices ranging from $12.885 to $13.07.  The price reported reflects the weighted average sale price.  Mr. Schwab hereby undertakes to provide upon request to the SEC staff full information regarding the number of shares and prices at which the transaction was effected.

[3] This transaction was executed in multiple trades at prices ranging from $12.70 to $12.98.  The price reported reflects the weighted average sale price.  Mr. Schwab hereby undertakes to provide upon request to the SEC staff full information regarding the number of shares and prices at which the transaction was effected.

CUSIP No. 808513-10-5	13D	Page 5 of 7 Pages

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

1.

Registration Rights and Stock Restriction Agreement dated as of March 31, 1987 between Mr. Schwab and CL Acquisition Corporation (now named The Charles Schwab Corporation), which Agreement requires that share transfers be made in accordance with state and federal securities laws and subject to protection of the Issuer’s rights and further provides for registration rights in certain circumstances.

2.	Non-Qualified Stock Option Agreement dated as of April 19, 2004 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2001 Stock Incentive Plan.
3.	Premium-Priced Stock Option Agreement dated as of October 20, 2005 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2004 Stock Incentive Plan.
4.	Premium-Priced Stock Option Agreement dated as of October 30, 2006 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2004 Stock Incentive Plan.
5.	Premium-Priced Stock Option Agreement dated as of November 1, 2007 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2004 Stock Incentive Plan.
6.	Non-Qualified Stock Option Agreement dated as of November 2, 2009 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2004 Stock Incentive Plan.
7.	Restricted Stock Unit Agreement dated as of November 2, 2009 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2004 Stock Incentive Plan.
8.	Non-Qualified Stock Option Agreement dated as of March 1, 2010 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2004 Stock Incentive Plan.
9.	Non-Qualified Stock Option Agreement dated as of August 2, 2010 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2004 Stock Incentive Plan.
10.	Restricted Stock Unit Agreement dated as of November 1, 2010 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2004 Stock Incentive Plan.
11.	Non-Qualified Stock Option Agreement dated as of November 1, 2010 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2004 Stock Incentive Plan.
12.	Non-Qualified Stock Option Agreement dated as of March 1, 2011 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2004 Stock Incentive Plan.
13.	Non-Qualified Stock Option Agreement dated as of August 1, 2011 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2004 Stock Incentive Plan.
14.	Restricted Stock Unit Agreement dated as of November 1, 2011 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2004 Stock Incentive Plan.
15.	Non-Qualified Stock Option Agreement dated as of November 1, 2011 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2004 Stock Incentive Plan.
16.	Restricted Stock Unit Agreement dated as of March 1, 2012 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2004 Stock Incentive Plan.
17.	Non-Qualified Stock Option Agreement dated as of March 1, 2012 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2004 Stock Incentive Plan.
18.	Non-Qualified Stock Option Agreement dated as of August 1, 2012 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2004 Stock Incentive Plan.
19.	Non-Qualified Stock Option Agreement dated as of November 1, 2012 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2004 Stock Incentive Plan.

CUSIP No. 808513-10-5	13D	Page 6 of 7 Pages

Also, the responses to Item 5 of this Schedule 13D are incorporated herein by reference.

Item 7.   Material to Be Filed as Exhibits.

1.

Registration Rights and Stock Restriction Agreement dated as of March 31, 1987 between Charles R. Schwab and CL Acquisition Corporation (now named The Charles Schwab Corporation) (incorporated by reference to Exhibit 1 to Amendment No. 8 to Mr. Schwab’s Schedule 13D dated July 31, 1995).

2.

Non-Qualified Stock Option Agreement dated as of April 19, 2004 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2001 Stock Incentive Plan (incorporated by reference to Exhibit 3 to Amendment No. 11 to Mr. Schwab’s Schedule 13D dated March 9, 2006).

3.

Premium-Priced Stock Option Agreement dated as of October 20, 2005 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2004 Stock Incentive Plan (incorporated by reference to Exhibit 4 to Amendment No. 11 to Mr. Schwab’s Schedule 13D dated March 9, 2006).

4.

Premium-Priced Stock Option Agreement dated as of October 30, 2006 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2004 Stock Incentive Plan (incorporated by reference to Exhibit 5 to Amendment No. 12 to Mr. Schwab’s Schedule 13D dated July 10, 2007).

5.

Premium-Priced Stock Option Agreement dated as of November 1, 2007 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2004 Stock Incentive Plan (incorporated by reference to Exhibit 5 to Amendment No. 13 to Mr. Schwab’s Schedule 13D dated May 17, 2011).

6.

Non-Qualified Stock Option Agreement dated as of November 2, 2009 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2004 Stock Incentive Plan (incorporated by reference to Exhibit 6 to Amendment No. 13 to Mr. Schwab’s Schedule 13D dated May 17, 2011).

7.

Restricted Stock Unit Agreement dated as of November 2, 2009 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2004 Stock Incentive Plan (incorporated by reference to Exhibit 7 to Amendment No. 13 to Mr. Schwab’s Schedule 13D dated May 17, 2011).

8.

Non-Qualified Stock Option Agreement dated as of March 1, 2010 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2004 Stock Incentive Plan (incorporated by reference to Exhibit 8 to Amendment No. 13 to Mr. Schwab’s Schedule 13D dated May 17, 2011).

9.

Non-Qualified Stock Option Agreement dated as of August 2, 2010 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2004 Stock Incentive Plan (incorporated by reference to Exhibit 9 to Amendment No. 13 to Mr. Schwab’s Schedule 13D dated May 17, 2011).

10.

Restricted Stock Unit Agreement dated as of November 1, 2010 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2004 Stock Incentive Plan (incorporated by reference to Exhibit 10 to Amendment No. 13 to Mr. Schwab’s Schedule 13D dated May 17, 2011).

11.

Non-Qualified Stock Option Agreement dated as of November 1, 2010 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2004 Stock Incentive Plan (incorporated by reference to Exhibit 11 to Amendment No. 13 to Mr. Schwab’s Schedule 13D dated May 17, 2011).

12.

Non-Qualified Stock Option Agreement dated as of March 1, 2011 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2004 Stock Incentive Plan (incorporated by reference to Exhibit 12 to Amendment No. 13 to Mr. Schwab’s Schedule 13D dated May 17, 2011).

13.

Non-Qualified Stock Option Agreement dated as of August 1, 2011 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2004 Stock Incentive Plan (incorporated by reference to Exhibit 13 to Amendment No. 14 to Mr. Schwab’s Schedule 13D dated July 20, 2012).

14.

Restricted Stock Unit Agreement dated as of November 1, 2011 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2004 Stock Incentive Plan (incorporated by reference to Exhibit 14 to Amendment No. 14 to Mr. Schwab’s Schedule 13D dated July 20, 2012).

15.

Non-Qualified Stock Option Agreement dated as of November 1, 2011 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2004 Stock Incentive Plan (incorporated by reference to Exhibit 15 to Amendment No. 14 to Mr. Schwab’s Schedule 13D dated July 20, 2012).

16.

Restricted Stock Unit Agreement dated as of March 1, 2012 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2004 Stock Incentive Plan (incorporated by reference to Exhibit 16 to Amendment No. 14 to Mr. Schwab’s Schedule 13D dated July 20, 2012).

17.

Non-Qualified Stock Option Agreement dated as of March 1, 2012 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2004 Stock Incentive Plan (incorporated by reference to Exhibit 17 to Amendment No. 14 to Mr. Schwab’s Schedule 13D dated July 20, 2012).

18.	Non-Qualified Stock Option Agreement dated as of August 1, 2012 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2004 Stock Incentive Plan.*
19.	Non-Qualified Stock Option Agreement dated as of November 1, 2012 between The Charles Schwab Corporation and Mr. Schwab pursuant to the 2004 Stock Incentive Plan.*
* Filed herewith.

CUSIP No. 808513-10-5	13D	Page 7 of 7 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 8, 2013

/s/ Charles R. Schwab

Charles R. Schwab